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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF MAY, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)



                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F    X      Form 40-F
                                     -----              -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                           Yes                No     X
                                -----              -----
     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                      [CNH LOGO]


                 NEWS RELEASE


                 For Immediate Release

                 CNH RECEIVES EUROPEAN COMMISSION APPROVAL FOR DIVESTITURES


For more         Racine, Wisconsin (May 11, 2000) - CNH Global (N:CNH) announced
information      it has received approval from the European Commission for the
contact:         sale of selected agricultural equipment assets to ARGO S.p.A., the holding company of Landini S.p.A. The transaction includes
William B.       a plant in Breganze, Italy, the Laverda line of non-hillside
Masterson        combines that are produced there, and a number of large square
01 262 636 5793  balers sold in Europe. CNH is divesting these assets in compliance with terms set by the European Commission's approval of the business merger of Case Corporation and New Holland.


                 Covered under the agreements with ARGO are New Holland's Laverda brand combine line (excluding hillside units) and Case IH's large square baler models produced in Europe, along with the Laverda and Fortschritt brands, respectively. In addition, ARGO has exclusive commercial rights for these Laverda combines in the European Economic Area (EEA). ARGO will have the option of distributing the Laverda combines through the New Holland dealer network, in addition to its own.


                 CNH also reached a supply agreement with ARGO to produce New Holland's hillside model combines at the Breganze plant. CNH retains the commercial rights to these models and will continue to sell them through New Holland dealers. The agreement with ARGO includes distribution rights to sell the hillside combines under the Laverda brand to its dealer network as well.


                 In addition, CNH has negotiated an agreement with ARGO for the continued supply of replacement parts for all of these products.


                 Last week, CNH announced an agreement to sell its interests in Hay & Forage Industries in Hesston, Kansas, pending approval by the U.S. Department of Justice. And in February, CNH completed the divestiture of the Austrian commercial distribution rights of two of its compact tractor models to Lindner Traktorenwerk GmbH, an Austrian agricultural machinery maker. The agreement was approved by the European Commission and has already been implemented.

- CNH Global N.V. Administrative Offices 700 State Street Racine,
                 WI 53404 U.S.A. http://www.cnh.com -

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                 Negotiations for the previously announced divestiture of other products and operations in North America and Europe are continuing.


                 With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH has operations in 16 countries and sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth moving equipment), New Holland, O&K and Steyr.

                 - Page 2
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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          CNH Global N.V.

                                          By:   /s/  Kevin J. Hallagan
                                              -------------------------------
                                                     Kevin J. Hallagan
                                                     Assistant Secretary

       May 15, 2000